EXHIBIT (d)(3)

Execution Copy—Executive Officers

FORM OF TENDER AGREEMENT

This TENDER AGREEMENT (“Agreement”), dated as of March 30, 2004, is entered into by and among Circuit City Stores, Inc., a Virginia corporation (“Parent”), Winston Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and the individual named on the signature page hereof (“Stockholder”). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Acquisition Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”) dated as of the date hereof by and among Parent, Purchaser and InterTAN, Inc., a Delaware corporation (the “Company”).

A. The Acquisition Agreement provides for Parent to acquire the Company by (i) causing Purchaser to make a tender offer as contemplated by the Acquisition Agreement (the “Offer”) for all of the issued and outstanding shares of common stock, $1.00 par value, of the Company (including the associated preferred stock purchase rights issued under the Rights Agreement, dated September 8, 1999, as amended, between the Company and EquiServe Trust Company, N.A., as successor to Bank Boston, N.A., as rights agent, the “Company Common Shares”) at a price of $14.00 per share in cash and (ii) as promptly as practicable after the closing of the Offer, causing Purchaser to merge with and into the Company, with each issued and outstanding Company Common Share not owned by Purchaser being converted into the same consideration paid per share in the Offer, subject to the terms and conditions set forth in the Acquisition Agreement.

B. The board of directors of the Company has adopted resolutions approving and declaring advisable the Acquisition Agreement and the other Transactions.

C. As an inducement to Parent and Purchaser to enter into the Acquisition Agreement and make the Offer, Stockholder has agreed to enter into this Agreement.

D. Stockholder is the beneficial owner of those Company Common Shares set forth opposite Stockholder’s name on Schedule 2(d) (as adjusted from time to time under Section 5, the “Subject Shares”). Stockholder also holds options to purchase the Company Common Shares set forth opposite Stockholder’s name on Schedule 2(d) (the “Company Options”). The Company Options shall not be deemed Subject Shares unless and until such Company Options are exercised by Stockholder.

E. Concurrently with the execution and delivery hereof, Parent and Purchaser are also entering into Tender Agreements in the form hereof with other stockholders of the Company (the “Other Tender Agreements”).

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound, the parties hereby agree as follows:

Section 1. Agreements of Stockholder.

(a) Agreement to Tender. Stockholder will tender the Subject Shares in accordance with the Offer no later than the fifth business day following the commencement of the Offer, or if Stockholder has not received the offering materials by such time, within two business days following receipt of such materials and will not withdraw any of the Subject Shares unless the Acquisition Agreement or the Offer is terminated in accordance with their respective terms. Notwithstanding the foregoing, however, if such tender of the Subject Shares would result in liability of Stockholder under Section 16(b) of the Exchange Act, Stockholder shall not be obligated to tender the Subject Shares. Stockholder will receive the same offer price received by the other stockholders of the Company in the Offer for the Company Common Shares so tendered. Purchaser’s obligation to accept for payment and pay for the Company Common Shares tendered in the Offer in accordance with this Agreement is subject to all the terms and conditions of the Offer set forth in the Acquisition Agreement.

(b) Stockholder Information. Stockholder will permit Parent and Purchaser to publish and disclose in the Offer Documents and, if approval of stockholders of the Company is required under applicable law, a proxy or information statement, his identity and ownership of Company Common Shares and the nature of his commitments, arrangements and understandings under this Agreement. Stockholder and his counsel will be given an opportunity to review and comment on the Offer Documents and the proxy or information statement before the filing thereof with the SEC.

(c) Block on Inconsistent Agreements or Actions. During the period from the date of this Agreement through the Termination Date (as defined below), Stockholder will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to the Subject Shares that is inconsistent with this Agreement or otherwise take any other action with respect to the Subject Shares that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby.

(d) No Transfer of Subject Shares. Stockholder will not transfer (except as otherwise provided herein) beneficial ownership of any Subject Shares or any interest therein other than in any estate planning transaction or to a charitable institution, family member or affiliate (each a “Permitted Transferee”) where the transferee in each case agrees to comply with all of the requirements of this Agreement with respect to the transferred Subject Shares. Any Permitted Transferee will become a “Stockholder” for all purposes hereunder. For the purposes of this Agreement, “transfer” means any sale, assignment, grant, transfer, gift, pledge, creation of a Lien (as defined below) or other disposition of any Subject Shares or any interest of any nature therein.

Section 2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Purchaser as follows:

(a) Stockholder has the capacity to enter into this Agreement and the right and power to perform his obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Stockholder is not subject to or obligated under any provision of any contract or other agreement or any law, regulation, order, judgment, injunction or decree that would be breached (or with notice or lapse of time or both, would result in a breach) or violated by, or conflict with, the execution, delivery and performance of this Agreement by Stockholder.

(c) No authorization, consent, notice or approval of, or any filing with, any public body, court or authority is necessary for consummation by Stockholder of the agreements set forth in Section 1 and Section 4 of this Agreement, other than compliance with applicable securities laws.

(d) Stockholder is the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement) of the Subject Shares and has full and unrestricted power to dispose of and to vote the Subject Shares, subject to applicable law. Except for the Subject Shares, and the Company Options as set forth on Schedule 2(d), Stockholder does not, directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of the Company that are or may by their terms be convertible or exchangeable into, or exercisable for, Company Common Shares.

(e) The Subject Shares are now and at all times during the term hereof will be held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (“Liens”) (including any contractual restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such encumbrances or proxies arising hereunder or under applicable securities laws. Upon transfer to Purchaser or Parent, as the case may be, by Stockholder of the Subject Shares, and subject to the receipt by Stockholder of payment as contemplated by the Acquisition Agreement and this Agreement, Purchaser or Parent, as the case may be, will have title to the Subject Shares, free and clear of all Liens, other than restrictions under applicable securities laws.

(f) There is no action, suit, investigation, complaint or other proceeding pending against Stockholder or, to his knowledge, threatened against him or any other person, that restricts in any respect or prohibits (or, if successful, would restrict or prohibit) the exercise by any party of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

Section 3. Representations and Warranties of Parent and Purchaser. Each of Parent and Purchaser represents and warrants to Stockholder as follows:

(a) Such party is validly existing and in good standing under the laws of its jurisdiction of organization and has full power and authority as an entity to execute and deliver this Agreement and the Acquisition Agreement.

(b) The execution and delivery by such party of this Agreement and the Acquisition Agreement and the performance by it of its obligations under this Agreement and the Acquisition Agreement have been duly authorized.

(c) This Agreement constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

(a) During the term of this Agreement, Stockholder will, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of stockholders of the Company, appear at the meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Subject Shares (i) in favor of the Merger and the Acquisition Agreement, (ii) against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Acquisition Agreement, and (iii) against any action or agreement that would impede, delay, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as an inversion of the Company; a merger, reorganization or liquidation involving the Company and a third party; or any other proposal of a third party to acquire the Company.

(b) Stockholder hereby appoints Parent and any nominee or representative of Parent, solely with respect to any item described in clauses (i), (ii) and/or (iii) of Section 4(a), its proxy and attorney-in-fact (with full power of substitution) during the term of this Agreement, for and in the name, place and stead of Stockholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares, in connection with any meeting or solicitation of consents of stockholders of the Company.

(c) Stockholder hereby affirms that the proxy set forth in this Section 4 shall be irrevocable during the term of this Agreement and is given in connection with the execution of the Acquisition Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in Section 9 hereof, is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law. The proxy and power of attorney granted hereunder shall terminate on the Termination Date.

(d) Stockholder hereby irrevocably waives any rights of appraisal or rights to dissent from the Merger that Stockholder may have.

Section 5. Certain Events. If there is any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting Company Common Shares or upon the acquisition of additional Company Common Shares or other securities or rights of the Company by Stockholder, through the exercise of Company Options or otherwise, the number of Subject Shares will be adjusted appropriately, and this Agreement and the obligations hereunder will attach to any additional Company Common Shares or other securities or rights of the Company issued to or acquired by Stockholder.

Section 6. Grant of Option.

(a) Stockholder hereby grants to Parent an irrevocable option (the “Option”) to purchase the Subject Shares at a purchase price per Subject Share calculated as provided in Section 6(d) (the “Exercise Price”), in the manner set forth in this Section.

(b) At any time or from time to time before the termination of the Option granted hereunder in accordance with the terms of this Agreement, Parent (or its designee) may exercise the Option, in whole but not in part, if on or after the date hereof any corporation, partnership, individual, trust, unincorporated association, or other entity or “person” (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, any of its “affiliates” (as defined in the Exchange Act) or any person acting in concert with either Parent or any such affiliate (a “Third Party”), has:

(i) commenced or publicly announced an intention to commence a bona fide tender offer or exchange offer for any Company Common Shares, the consummation of which would result in “beneficial ownership” (as defined under the Exchange Act) by such Third Party (together with all such Third Party’s affiliates and “associates” (as such term is defined in the Exchange Act)) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis);

(ii) acquired or entered into an agreement to acquire beneficial ownership of Company Common Shares which, when aggregated with any Company Common Shares already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), provided, however, that “Third Party” for purposes of this clause (ii) will not include any corporation, partnership, person, other entity or group which beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 3% of the outstanding voting equity of the Company (either on a primary or fully diluted basis); or

(iii) filed a Notification and Report Form under the HSR Act, reflecting an intent to acquire the Company or any assets or securities of the Company.

It will be a further condition to the exercisability of the Option that (x) Parent, Purchaser or Parent’s designee concurrently exercise in whole the option set forth in Section 6 of each of the Other Tender Agreements, and (y) the Acquisition Agreement shall have been terminated in accordance with its terms.

If Parent wishes to exercise the Option, Parent will give written notice (the “Option Notice”, with the date of the Option Notice being the “Notice Date”) to Stockholder specifying the place and date (not earlier than three nor later than five business days from the Notice Date) for closing such purchase (the “Closing”). Parent’s obligation to purchase Subject Shares upon exercise of the Option, and Stockholder’s obligation to sell the Subject Shares upon exercise of the Option, is subject (at the election of Parent) to the conditions that (i) no preliminary or permanent injunction or other order against the purchase, issuance or delivery of the Subject Shares issued by any federal, state or foreign court of competent jurisdiction is in effect (and no action or proceeding has been commenced or threatened for purposes of obtaining such an injunction or order) and (ii) any applicable waiting period under the HSR Act has expired. Parent’s obligation to purchase the Subject Shares upon exercise of the Option is further subject (at its election) to the condition that there has been no material breach of the representations, warranties, covenants or agreements of Stockholder contained in this Agreement. Notwithstanding the foregoing, any failure by Parent to purchase the Subject Shares upon exercise of the Option at the Closing as a result of the non-satisfaction of any of the foregoing conditions will not affect or prejudice Parent’s right to purchase the Subject Shares upon the subsequent satisfaction of such conditions.

(c) At the closing, (i) Stockholder will deliver to Parent the certificate or certificates representing the Subject Shares and (ii) Parent will pay the aggregate purchase price for the Subject Shares to be purchased by wire transfer of immediately available funds to accounts, which accounts will be designated in writing to Parent, in the amount of the Exercise Price times the number of Subject Shares to be purchased.

(d) The Exercise Price will be equal to the quotient of (i) (x) the Offer Price times the number of Subject Shares, minus (y) the aggregate amount paid by Stockholder for the SPP Shares, divided by (ii) (x) the number of Subject Shares minus (y) the number of SPP Shares. As used in this section, the “Offer Price” means $14.00 per share, provided that if Parent or Purchaser pays a price higher than $14.00 per share for Subject Shares tendered into the Offer, the “Offer Price” means such higher price. As used in this section, “SPP Shares” means those Subject Shares that were purchased by Stockholder in transactions not exempt under Section 16(b) of the Exchange Act during the period beginning six months before the day the Option becomes exercisable.

Section 7. No Solicitation.

(a) Stockholder will not, in his capacity as a stockholder of the Company, and will use his reasonable best efforts to ensure that his investment bankers, attorneys, accountants, agents or other advisors or representatives (the “Stockholder Representatives”), directly or indirectly, will not take any action with respect to an Acquisition Proposal that the Company is prohibited from taking under clause (i) or (ii) of Section 5.3(a) of the Acquisition Agreement; provided that Stockholder will be entitled to participate in all actions that the Company is or would be entitled to take under Section 5.3(a) of the Acquisition Agreement so long as such actions are taken in compliance with such Section 5.3(a).

(b) Stockholder will cease and cause to be terminated all existing discussions or negotiations conducted by him or at his behest with respect to any Acquisition Proposal (other than with Parent and Purchaser).

(c) Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth herein shall not prevent Stockholder from taking any action, subject to the applicable provisions of the Acquisition Agreement, while acting in his capacity as an officer and/or a director of the Company.

Section 8. Further Assurances. Stockholder will, upon request of Parent or Purchaser and at their expense, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Purchaser to be necessary to carry out the provisions hereof, at the sole cost and expense of Parent or Purchaser as the case may be.

Section 9. Termination. Unless earlier terminated by mutual agreement of the parties, all of the obligations of the parties under this Agreement (including without limitation the Option, the obligation of Stockholder to tender the Subject Shares in the Offer and not withdraw such Subject Shares and any proxy, power of attorney or voting agreement) will terminate upon the first to occur of (i) the close of business on the fifth business day following the termination of the Acquisition Agreement in accordance with its terms, (ii) the acceptance for payment of the Subject Shares by Parent or Purchaser in the Offer or (iii) the Effective Time of the Merger (the “Termination Date”); provided, however, that (x) if an Option Notice is delivered before the Termination Date, the provisions set forth in Section 6 will survive any termination of this Agreement, and (y) whether or not the Merger is consummated, the provisions set forth in Section 10(h) will survive any termination of this Agreement.

Section 10. Miscellaneous Provisions.

(a) Notices. All notices and other communications hereunder will be in writing and will be deemed duly given (1) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (2) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or

(3) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder will be given to Parent and Purchaser at their respective addresses stated in the Acquisition Agreement, and all notices to Stockholder will be given to Stockholder at the address set forth on the signature page hereto.

(b) No Waivers; Remedies; Amendment.

(i) No failure or delay by either party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by law.

(ii) In view of the uniqueness of the agreements contained in this Agreement and the transactions contemplated hereby and the fact that Parent and Purchaser would not have an adequate remedy at law for money damages if any obligation under this Agreement is not performed in accordance with its terms, Stockholder acknowledges that Parent and Purchaser will be entitled to specific enforcement of the terms of this Agreement in addition to any other remedy to which Parent and Purchaser may be entitled, at law or in equity.

(iii) No amendment, modification, termination or waiver of any provision of this Agreement, and no consent to any departure by Stockholder, Parent or Purchaser from any provision of this Agreement, will be effective unless it is in writing and signed and delivered by Stockholder, Parent and Purchaser, and then it will be effective only in the specific instance and for the specific purpose for which it is given.

(c) Successors and Assigns; Third Party Beneficiaries. No party will assign any of its rights or delegate any of its obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party, except that Parent and Purchaser will have the right to assign to any direct or indirect wholly owned subsidiary of Parent or Purchaser any and all rights and obligations of Parent or Purchaser under this Agreement, provided that any such assignment will not relieve either Parent or Purchaser from any of its obligations hereunder. Any assignment or delegation in contravention of this Section will be void and will not relieve the assigning or delegating party of any obligation under this Agreement. Subject to the preceding sentence, the provisions of this Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective permitted heirs, executors, legal representatives, successors and assigns, and no other person.

(d) Governing Law. This Agreement and all rights, remedies, liabilities, powers and duties of the parties hereto and thereto, will be governed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

(e) Severability of Provision. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any court of competent jurisdiction or other authority, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(f) Entire Agreement. This Agreement, together with the Acquisition Agreement and any other documents and instruments as referenced herein, embodies the entire agreement and understanding of Stockholder, Parent and Purchaser, and supersedes all prior agreements or understandings, with respect to the subject matters of this Agreement.

(g) Survival. Except as otherwise specifically provided in this Agreement, each representation, warranty or covenant of a party contained in this Agreement will remain in full force and effect notwithstanding any investigation or notice to the contrary or any waiver by any other party or beneficiary of a related condition precedent to the performance by the other party or beneficiary of an obligation under this Agreement.

(h) Expenses. Except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such cost or expense.

(i) Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile, each of which will be an original, with the same effect as if all signatures were on the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

CIRCUIT CITY STORES, INC.

By:

Name:

Its:

WINSTON ACQUISITION CORP.

By:

Name:

Its:

STOCKHOLDER

Name:

Address:

SCHEDULE 2(d)

Shares Owned:

Shares Subject to Option: